Exhibit (a)(5)(NN)

Transcript of Questions & Answers on the E.ON Annual Press Conference 2007
March 7, 2007

Corporate Speakers

•	Dr. Wulf H. Bernotat E.ON AG Chairman and CEO
•	Dr. Marcus Schenck E.ON AG Head of Finance, Accounting, Taxes, and Information Technology and CFO
•	Dr. Johannes Teyssen E.ON AG Head of Downstream Business, Market Management, Regulatory Management
•	Dr. Burckhard Bergmann E.ON AG Head of Upstream Business, Market Management, Regulatory Management

QUESTION AND ANSWER SESSION

Unidentified Company Representative: A floor microphone at the back of the hall, and the first question on my list comes from [Miss Dephero]. Please go ahead.

Unidentified Audience Member: Thank you. Good morning. Mr. Bernotat, I have a few questions [inaudible] Italy, at the weekend, we were working extremely hard and I would like to ask you, is it true that you are considering buying up to 25% of Enel or have you already bought shares, or do you already hold shares in Enel? And after Enel's initiative in Spain, have you spoken to Enel, have you had communication with them, and if so, do you think that you will be able to reach some kind of agreement? Are you communicating positively? Then I have a question on the development in the Italian market. Are you intending to grow further in Italy?

Dr. Bernotat: Well, that was a whole lot of questions about the Italian market. I can answer your last question very clearly with a yes. We do intend to grow further in Italy and we see our planned involvement in Endesa as a significant step in that direction. As far as the other issues are concerned that you have raised, we have not made any statement as yet. We don't intend to do so just yet. We do not comment on market rumors, and I would like to ask for your indulgence if I say no more on those subjects right now.

Unidentified Audience Member: Thank you. On Monday, in the FAZ, the Frankfurter Allgemeine Zeitung, there was a small article saying that the very fact was interesting is that the press spokesperson had given no comment on what has happened at the weekend, because if he had issued a denial, you would have been unable to buy any Enel shares for the next six months, because of the SEC regulations.

Dr. Bernotat: Well, legally speaking, that is probably true, but our policy is to make no comment, and I repeat that once again.

Unidentified Company Representative: The next two questions come from the stock exchange magazine, the [inaudible] and the first is Mr. [Rishnick].

Unidentified Audience Member: Dr. Bernotat, you are continuing to pursue your bid for Endesa, you have emphasized that, even though the available free float is melting away. How do you expect to achieve 50.01% if there is not very much left? Are you expecting a whole lot of Spanish shareholders, for whatever reason, not to sell their shares? And the second question is, I'm not quite sure Mr. Schenck why there has been no impairment charge on the electricity networks when there has been on the gas networks?

Dr. Bernotat: Firstly, at the end of the takeover process and the bidding process, which is due to end on the 29th of March, we will know exactly what shares have been offered, and that of course is the crucial point in time which we are now working towards. We are hoping to accelerate the process. We are focusing very much on this process and we hope to have some of the restrictions lifted. But, I don't think we can speculate at this point in time on who's going to sell and who isn't. We'll have to wait and see how things stand on the 29th of March. And then, we will have to discuss where we go from there.

Dr. Schenck: The electricity networks -- what you do is, you run through impairment [tests], you look at the books, you make a comparison, and when we did that in the electricity network, we didn't see any need to adjust things. I don't really know what more I can say on that. The regulatory landscape was taken into consideration and we note that in relation to what we have on our books, we saw no immediate need for adjustment. Mr. Rishnick, does that answer your questions?

Unidentified Company Representative: The next gentleman on my list is Mr. [Rukemph].

Unidentified Audience Member: A question about Endesa and a question about the possible European net company, network company, how do you intend to remove the restrictions on voting? How will you get this through if your own voting power is only 10%, and so how are you going to, even if hold the majority of the total capital? And secondly, how do you see this cooperation in Europe among the network operators? Are you suggesting an independent system operator, or is there some other system, which is slightly below that level, a more loose cooperation agreement?

Dr. Bernotat: In response to your first question, we certainly will have to put this on the agenda, because voting right restrictions are not appropriate in this day and age, and they are also illegal or inappropriate on the basis of several European codices of law. So, we shall have to put it on the agenda when the time is right, either when we finally know what the definitive shareholder structure [inaudible] going to be.

Dr. Tyssen: Well, Mr. Bernotat has already pointed out very clearly that we favor the idea of regional markets. There is a certain inherent logic in this, and this is important for the transmission and electricity sectors to have a level playing field to operate in.

So, the issue of a European-wide consideration of transmission networks is one that we share fully with the European Commission. We had negotiations with Mr. [inaudible] and between him and Mr. Bernotat. We noted that many arguments were always seen through the spectacles of national interest, and we suggested that there should be more international rather than national. But, the European Commission has put forward no specific suggestion as yet in the Council of Ministers in the energy committee. The ministers were requested to think about both these possible approaches and also their own proposals. What we think is that the EU Commission is working internally with ideas of its own and what we have -- the signal we have sent is that we are willing to be involved in any negotiations and any discussions that take place on any aspects of energy policy. It isn't up to us as the energy industry to put forward proposals. It's the responsibility of the Commission and the Council of Ministers to do that. We assume that they will develop various models, nothing is finalized as yet, we are waiting to see.

Unidentified Company Representative: From Plato Brief [inaudible].

Unidentified Audience Member: Two questions about Endesa, what uses if you have EUR20 billion in your hand, but you don't get the heck of a clout that goes with it, and have you any other ideas that the shareholding that you then have this [inaudible] as a bartering unit for other agreements? And the second question is, do you have any alternatives up your sleeve, if you don't get your majority in Endesa, with regard to dividends to shareholders for instance, in particular, that and where do you want to grow or what would be the main focus of your growth in 2007 and subsequent years, and is there any intention to introduce anymore cost cutting plans?

Dr. Bernotat: You will have seen in the press that there has been a great deal of speculation about the further developments that might take place in the Endesa situation. I don't want to give any further comment. When we have a decision, we will see how big our stake is and then make our decision accordingly. With regard to plan Bs, alternative plans, we do obviously have some other investment projects running along in parallel. You will know that we intend to move into the Russian electricity market. We have been checking out the possibilities there. The process has been deferred until at least the end of this year, but we are still very actively pursuing the expansion of our energy position with terminal projects that I have been talking about here. But, on the procurement side as well, we are looking at the quantities we need and in the longer term, we are hoping to diversify in gas procurement and we are investing in our own gas production too. And the other main focal point of a regional nature to promote organic growth is something we are going to pursue in Eastern Europe, we are growing our business there organically. We are going to build a modern gas fired power plant. Yes, we will also be using other possibilities, other opportunities for growth there. With a total volume of EUR25.2 billion, we have the biggest investment program for a three-year period that has ever been resolved upon in our corporation, and this is spread very widely over the different markets. You can imagine, if EUR25 billion are at stake, we will be putting some of that into Germany, but also in otherparts of our Group. Have I covered everything there? As far as cost reductions are concerned, we don't have a concrete program at present, but after the Endesa story, we will put our heads together to try and perhaps drum up new goals and objectives for the Group. And of course, we will communicate to the public when the time is appropriate.

Unidentified Audience Member: I have a question with regards to the dividend to shareholders.

Dr. Bernotat: Well, as you know, we have a very well defined dividend policy, which we applied this year already. Based on our decision, we plan to increase our dividend by at least 10% every year. The rise this year was to the tune of 22%, so you see that we are continuing that. The payout ratio is supposed to be between 50% and 60%. And so, we are at the lower end of the range. Therefore, we will continue to pursue our dividend policy. We do not have a new position on this at present and instead, we will continue to preserve -- to pursue our present policy.

Unidentified Company Representative: Mr. [inaudible] please.

Unidentified Audience Member: Yes, I have two questions in terms of clarity. Now, the Endesa annual general meeting, which is scheduled for the 20th of March has a certain agenda. Is that limited to the acceptance level to the limitation in voting rights? Is it even going to be on the agenda at all now? And Mr. Schenck, the depreciation and amortization on networks, is that to be equated to the consequences of regulation? And if not, can you tell us exactly what losses you incurred due to German grid regulation?

Dr. Bernotat: Well, let me start with the first point. To the best of my knowledge, the annual general meeting was convened in order to comply with the conditions that we had included in our offer. But, since we've removed the condition, I believe that there is no need to convene the general meeting anymore, and I've heard that people have been thinking of canceling the meeting entirely, but that is of course up to Endesa and we have no insurance on that. Mr. Schenck, would you like to answer the second question?

Dr. Schenck: Yes, I'll admit that sometimes it's not very easy to find one's way through our key figures and navigate our financial statements. Therefore, I will try and provide you with added transparency. All in all, if you look at our consolidated income statement, we had a certain effect of grid regulation, which was just under EUR1.2 billion. This is a negative effect on our earnings. Of this sum, the key items are, as I mentioned before, the EUR188 million impairment charge against Thuga. Through valuation allowances, we had further impairments on gas grids in the order of magnitude of EUR380 million. So, these are gas grids that are not within the Thuga group itself. This item can be found under other operating income in our annual report. And in the electricity business and in the gas business as well, and I think this is the single largest item, is what we gained in income from overcharging and that is reflected in adjusted EBIT. And if you add up all of these figures, you will come up at the bottom of your calculation to the EUR1.2 billion. I hope that answered your question appropriately.

Unidentified Company Representative: The next question comes from [Mr. Lopez] from [Estebania.]

Unidentified Audience Member: Good morning. Well, basically I have two questions. First of all, you are saying that you are not going to talk about Endesa until you know exactly how big your shareholding will be on the 29th of March. But, if you have the assumption that there might have an agreement between Sepi and Enel, then you may already have 49% of the shares, and I don't really understand the options that you see for yourself. Now, purely hypothetically, are you planning to disband Endesa, to break it up into pieces, and yesterday, the Spanish stock market regulator stated that it is not envisioned that you will be allowed to improve your offer even further. What is your stance on that?

Dr. Bernotat: Well, first of all, we have to base our actions according to what we know at present. If we look at the current shareholder structure, then we know that Enel holds 22%. Acciona holds just over 21%. 10% is held by Caja Madrid, and Sepi, the state holding company, owns a further share of about 3%. Now, we cannot assume that all of these shareholders will form an alliance in Spain necessarily. Therefore, we do see a realistic chance of obtaining a 50.1% or 50.01% shareholding. Therefore, it is possible for us to achieve this majority stake and not just based on pure arithmetic. And we are not basing this judgment on possible co-operations. Now, if you look at Acciona perhaps working together with Enel or with someone else, if they were to accumulate more than 25% of the [boat], according to Spanish law, they would be forced to launch a public tender offer for a 100% of the shares. But, this can only be done if you can prove that two or more shareholders are acting in concert or colluding. If this is the case and this can proven, then you would be able to force them to the benefit of the shareholders to launch a public tender offer for 100% of the shares. We cannot see this being the case at present. But, if this were to come up to the surface, then we would have to discuss possible action plans. Now, disbanding the Group is one of the rumors and speculations that have been prevailing on the market and I'm sticking with our policy. We have no comment on that. There is one more question, I'm sorry? You asked us to comment on the position of the CNMV, the Spanish regulator. We are well aware of its position. It is in line with Spanish law and based on my assessment, the Spanish stock market regulator is applying Spanish law correctly. Now, whether this is appropriate for these types of situations, if this is the best kind of merger and acquisition law in general, and if that should be discussed elsewhere, but the law as it currently stands is being applied properly.

Unidentified Company Representative: The next analyst is [Senor Mayobelda] of [Serimed]. I hope I pronounced your name correctly.

Unidentified Audience Member: Yes. Good day to you sirs. I have three more questions. One year ago, at this very venue, we heard from you that you are striving for a 60% to 70% acceptance level for your takeover bid. Has that changed? And as regards to your takeover offer for Endesa, how much has this attempt already cost E.ON? Third, you are relating your comments to European energy markets, you enumerated a number of different countries, but did not mention Spain. Is there a reason for that? Thank you.

Dr. Bernotat: Now, let us start with your third question first. I can only assume that you are driving at the fact that I said that we believe that there is a core region of Europe, with Germany, France and the Benelux countries including Austria and Switzerland. This is because these countries are quite well connected to each other. They are converging increasingly and therefore cross-border transport is quite lively there, as is the activity on there energy exchanges. Their markets have grown together quite a lot and it is in this core area in which one could probably arrive at the fastest solution for a single market. I think that Spain is a little more removed from this kind of situation. If you look at the interconnectors between Spain and France, it is safe to say that they are not sufficient, they need to be expanded and once this has been done at a later point in time, we can consider perhaps linking Spain or the entire Iberian Peninsula to the grid, which forms what we define as the core of Europe. You also asked about our assessment a year ago to this very day, 60% to 70% acceptance level. You will appreciate that a lot of things have happened since then and therefore, we cannot necessarily stick to what we said a year ago. It is difficult for us to accurately assess the share package that we will have obtained by the end of the bidding procedure, it is difficult because it is very difficult to predict the behavior of small shareholders. I am sure that some of the small shareholders will be overburdened with the details of the procedure and some of them may not even know that they hold shares because they might have inherited them and they might just be in some safety deposit box. This is why we have tried to provide them with incentives to participate in the procedure. Our objective is to obtain the majority, this will remain as such.And as far as the costs are concerned, Mr. Schenck will say a couple of words.

Dr. Schenck: I think approximately EUR230 million have been incurred in costs, EUR200 million thereof for financing purposes.

Unidentified Company Representative: From Madrid, it's back to Dusseldorf, Mr. Kessler from Rheinische Post. The floor is yours.

Unidentified Audience Member: Yes. I have three questions. Once again to revisit the Endesa issue, would you like to uphold your objective of obtaining a 50.01% share of the Company's capital stock? This would mean that you could still retract from that even if you were to obtain a lesser share and perhaps then be forced to reach an agreement with some other shareholder. Could you conceive reaching this type agreement with another shareholder? The second question adds on to the statements that you made on the regional networks or regional net markets. Mr. Teyssen, a proposal was made where the suppliers in these countries, France, Germany and the Benelux countries could actually combine their networks. Is this option conceivable? Would E.ON be willing to negotiate on this and would it actually be in E.ON's best interest? Third question and last question, adjusted EBIT. Power sales have been rather steady at E.ON and a large portion of adjusted EBIT comes from the Central Europe market unit. This means that higher electricity costs have contributed to a high portion of your profits. Is this assessment correct?

Dr. Bernotat: Well, let us start with the first question. It is in fact true that we will try to obtain a majority stake, that's absolutely clear. However, and as you mentioned it before, we have a right to renounce this condition, this is a right that we can exercise if we are of the opinion that it is in our best interests and that it is reasonable and a sensible thing to do. But, we will only be able to pass a decision on that once we know how many shares we are offered at the end of the day. Now, reaching a possible agreement with other shareholders is of course always an option. And of course, it is sensible to speak with other people and negotiate with them to learn about their interests. That applies to Acciona, for example. As regard to Enel, we will definitely undertake to strike contacts with them to be able to find out what their interests actually are. I think that would be sensible, but I don't think that it is safe to speculate on anything further. Mr. Teyssen, would you like to carry on?

Dr. Teyssen: Yes. I believe that what we have heard recently is pure speculation. The crux of the matter will be to overcome the network bottlenecks within the countries and between the countries by establishing a centralized system so that we can have the same price for all customers throughout Europe. This will give rise to a well balanced price throughout Europe. That's important. Entry-exit conditions need to be the same. Network access conditions have to be the same. Technical standards need to be harmonized. Now, whether it is important to contribute properties for this or to coordinate investments that are made on a domestic level is rather dubious in my mind. I think that we are now in a phase where we need to establish clarity on what is actually important in the network business in order to create a single European market and I believe that the EU Commission should proceed with good measure when looking at the different countries. So, it is not necessarily just about where the most movement is happening, but also where we can chart new orders. I believe that ownership is actually the least important issue in this entire debate.

Dr. Schenck: Now, another question was raised and that was whether we had a price effect in our Central Europe market unit and whether you interpreted our figures properly? Of course, we did have a price effect. If you look at the developments of electricity and commodity prices in general, of course, we had a windfall from that and it was positive. So, yes, our adjusted EBIT does include a positive effect of electricity prices.

Dr. Teyssen: Now, to add on what was just said, Mr. Bernotat also pointed at the volatility of prices and in the year under review, as presented Mr. Schenck, over substantial stretches, we had very high day prices for open positions and this year, it's different. If you compare the price of an open position in the morning to the price in the afternoon, then you can see that it has already been cut in half. So, due to its volatility, this is quite a common procedure in our business. So, the situation is the same as in last year. Now, speculation over the degree to which price effects will come to play is very difficult. At present, we see a considerable relief in prices both in the short-term and long-term or rather medium term transactions, and as Mr. Bernotat said, we will always pass through market prices to the benefit of our customers. So, mostly, we will be talking about relief. In the trading sector, we have basically sold all our capacity. So, we don't expect to see any further movement there.

Unidentified Company Representative: The next question comes from [inaudible].

Unidentified Audience Member: Good day to you. Mr. Bernotat, it hasn't been made quite clear to me why you are dropping the condition of changing the by-laws with regards to the acceptance level and the limitation on voting rights. Is this -- does this mean that if your bid were to fail, you would have to then talk to Acciona and Enel, you would then have a minority position. Would you then have a chair in the administrative council or another committee in Endesa? Is that your goal? Furthermore, your Supervisory Board also requested the right to increase the offer price once again. What can you say on that sir?

Dr. Bernotat: Well, I really failed to understand the last part of your question. We have made a firm offer. The firm offer will remain valid for the entire bidding procedure. And according to CNMV, this price, according to merger and acquisition law in Spain, cannot be increased. So, therefore, we are not in discussions either internally or with our Supervisory Board to this effect. So, perhaps you might want to rethink your question. With regards to the dropping the condition on the acceptance level for our takeover offer and renounce the limitation on voting rights and our request to change this that we have basically tabled to the general meeting, I would like to refer you back to my speech. We want to accelerate the process, we want to focus on the number of shares that are actually tendered to us and after that, we will then make our decision. Now, our objective is not just to secure a seat or a position on a Board or a committee. Only once you have established a certain position, can you actually make proper decisions on how to proceed. So, I am sorry that I can't tell you anything more, and I do appreciate your curiosity in this matter, but I really cannot say anything more.

Unidentified Company Representative: The next question is from [Ruch] from [SDL].

Unidentified Audience Member: Good morning. The first question I have is rather simple. Is E.ON a shareholder in Enel as of today? Secondly, how much of your electricity did you actually sell abroad last year? There is a possibility in France for example where prices have temporarily been higher than in Germany, you could earn more money. Is this one of the reasons why you are making a foray into Greater Europe, is it because you see an opportunity of selling more electricity at better conditions outside Germany?

Dr. Bernotat: Well, first of all, we do not hold any shares in Enel. Secondly, our support for the European Trust must be seen in the context of our assessment with -- our assessment of the development of the market. We will have to grow out of our current footprint in order to create a single European market, also because this will open us -- open up to us new horizons, including Germany and it would be advantageous to us to expand the size of the market to achieve European dimensions to be able to capitalize on opportunities in the Greater area, and what we believe is already correct. Today, there has been focusing on Germany in terms of competition, but I think that it should apply to Greater Europe. We need to adopt the European chains of thought. So, we are very much in favor of converging these markets [inaudible] and grow together and to achieve this they have to actually grow together physically. Therefore, we want to expand interconnectors, we want to create uniform wholesale prices in the final analysis that can be created on one exchange on a Central European energy exchange with a view to creating a truly single European energy market.

Dr. Teyssen: We are present on 22 European energy exchanges. We trade on all 22 of them. And I think that your question's thrust is more that, if you do see differences in prices, then why don't you sell your electricity at those exchanges where the price is higher. Well, that's rather trivial because of course we would try and do that. But, the markets are not only becoming cheaper, they are also becoming more intelligent and price differences can only occur in the event of network bottlenecks. Otherwise, they cannot come to pass. And network bottleneck management is now affected through options. So, the idea that you can basically sell electricity in country X and make a brief windfall profit from that and then the next day sell in country Y is a little utopian. We have financial positions in virtually all of the European energy markets. We also try to make use of all of the advantages there and possibilities there. We try to optimize our asset bases there. We are also a main energy trader in Europe. And we are taking advantage of the knowledge that we have of the markets in order to make the best of supply and demand, and optimize our position from that point of view. So, from a financial point of view, yes, we can optimize things, but in terms of physics, I don't think that this question is relevant and I can't really tell you anything more on this, we have seen an increasing trend to export surpluses from Germany, but we're no longer in the good old days of the monopolies where we export just minimum volumes. We have thousands of transactions with different schedules, where thousands of megawatts have to flow. So all we are doing is actually balancing and offsetting the different power schedules. If you look at the warm summers in last year and the two years before that, you are able to recognize that Germany's role as a hub has now been shifted towards France. The power flows towards Italy and towards the south of Europe or perhaps to England, Spain, once again [Italians have] become more important, but these are things that no one has the reins on. There is no physical control over this; it's all due to liquidity.

Unidentified Audience Member: Now, you have been almost entirely silent on Russia, Mr. Bernotat. So I don't really know exactly what you plan there. You have very good business contacts, also in terms of personnel. Do you plan to make investments in that region, in these fields of power generation or in new fields on investments?

Dr. Bernotat: Well, I think I already mentioned that in one of my answers, that we are very involved with the entire Russian issue, that we would be ready to enter the market if we saw a suitable opportunity, we have some staff that has been dedicated to that, we have largely completed our analysis of the market there. We have looked in detail at the impacts of deregulation in Russia. We see a number of possible points of entry, and once we have completed that preparatory work, we will then evaluate the individual options of entry and they will break down into various levels and various regions. We believe that this is an issue that we will have to address over the course of this year. It remains important to us. And I would also like to say that we also have a shareholding in Gas Russkoye. There have been some delays from the Russian side. They have to take a time-out of approximately three months because they simply weren't able to manage the large number of projects that they have on the plate right now, but negotiations have been taken up again, and hopefully the next time we see each other, I can tell you some more about this.

Unidentified Company Representative: Mr. Schulte.

Unidentified Audience Member: A question, a clarification about Endesa. Have I understood it correctly when you said that on the 29th or 30th of March when you know in specific terms how many shares you have gained from your bid, will you then decide whether or not to exercise the option or not? If you get 50.1%, then you have achieved your goal. If you get less than that, then you still have the option of retracting the bid. So, that's to say, if what we -- I call a relative majority. Then I wanted to ask whether you are then free, whether your liberty after that, should you negotiate with Enel, or with anybody else, Acciona, whatever to get their packages, I thought you could -- you would then have to introduce another takeover bid. That's the second question. And my third question is also -- is about the potential LNG deliveries from Iran. Have you put in an application to the export -- the National Export Office for such an issue, and if so, when?

Dr. Bernotat: Maybe you could let us answer that first before we forget the question.

Unidentified Audience Member: Well, my third question is, you answered rather extensively on nuclear power. Were you involved in yesterday's application to offer [inaudible] longer than planned. I presume that the operator will have coordinated this issue very closely with you. The question, what is your comment on this application, and you said there will have to be talks with the German government. If you talk to the German government, that means you will have to make petitions to them with regard to the phaseout consensus?

Dr. Bernotat: Well, that was almost a speech that you gave. Let me answer the first question first and I have to try and make sure I get my ducks in a row here. On the 29th of March, the bid period comes to an end. When it comes to an end, we will know how many shares were going to be offered, and accordingly, we will have to make our decision. Theoretically decision might be that we could decline to take this project any further or we could continue with a minority holding or with a majority. Those are the options. The second question was getting into an agreement with others. If we were to withdraw from the procedures, then according to the Spanish rules we would be blocked for the next six months. We can stay in, of course with any alliance that we can add to the form. We will have to wait and see what's offered to us. If the majority of the shareholders want to sell their shares, but you still don't get control of the corporation, that is a possibility Acciona might offer its shares to us, and we would take them, because we were offering for -- we were bidding for a 100% and that's really what we're aiming for. Mr. Bergmann?

Dr. Bergmann: We are working on an LNG project with Iran. We are in talks with the appropriate parts of the government agencies, and obviously, we will only pursue this matter within any framework dictated to us by the government and authorized by the government. We have not actually made a --

Unidentified Audience Member: The question was whether you have made an application.

Dr. Bergmann: Well, we are still in the preliminaries, but of course, we will have to take into account whatever the government decides and allows us.

Dr. Teyssen: With regard to nuclear power, the operator of [inaudible] and they have made the application, but we are coowners and they have put forward good reasons for making this request. We hope that if it receives a positive verdict from the government, because of course it's a matter for them, then we will be pleased. But Mr. Bernotat has reminded us that in all complex situations, if we take the matter of climate protection seriously, we can't just put it all in a pretty package and say that we can replace nuclear energy in Germany with something more environmentally benign or climate benign. We cannot deny the fact what happens if we are without this very major carbon-free contribution to our energy supply. Many governments in Europe are asking us to enter into dialog on a positive future for nuclear energy and in these situations, we take a proactive part in those debates and discussions, and when the time is right, we will make the appropriate decisions. But we have some tailwinds behind us. We are not looking at hypothetical exclusion. If [inaudible] the referendum on Switzerland, there is debate in Finland going on, we may not be the only country in the world that is faced with this sort of dilemma and this kind of debate, and we will take the decisions when they arise.

Dr. Bernotat: Just an extra remark in connection with the first issue. The actual deadline is the 3rd of April by which we have to make a decision. On the 29th, we will know what shares have been offered to us and then this -- by the 3rd of April, we have to make our declaration. So, if we don't succeed in getting the majority, then we still have the option of acquiring 6% per year in the open market, and eventually, perhaps arriving at 50% or more, which again would mean a new takeover bid. Enel and Acciona cannot get more than 24.99% at the present time. That is their maximum.

Unidentified Company Representative: Mr. [Fisner]?

Unidentified Audience Member: I have three questions. The first is, about half an hour ago, Endesa announced that on 20th of March, there will not be an emergency general meeting, a shareholders meeting. It has been cancelled. So, E.ON is going to pay out EUR0.15 to each shareholder as a dividend anyway, even without the meeting and you have maintained this in the last hour and a half. Will Caja Madrid actually handle this 10%, have you agreed on that? And dropping the conditions is seen as a sign of weakness, I am hearing now. What do you say to that?

Dr. Bernotat: Well, let's start [inaudible] with the first question. We have to leave this to the market or to the analysts. First of all, we have to make sure that we arrive at the end of the bidding procedure and you have just told us that the EGM has been cancelled. Reuters has confirmed this. As far as the EUR0.15 that were promised to the shareholders are concerned, that decision will have to be taken by the Board of Endesa. It has nothing to do with us, and it was a decision made by the Endesa Board, on its own responsibility. Therefore, they will be the ones who have to decide what is going to happen about the EUR0.15. As far as Caja Madrid is concerned, from the very first day right up to now, we have been linked with bidding contract, that is correct. That's right and proper. Caja Madrid is a very important shareholder and we have heard the comments made in public by Caja Madrid. They have simply avoided making a clear commitment, as I'm sure we can all understand. And Caja Madrid will take its own decision and will announce it in due time. That is nothing that it would be appropriate for us to comment on, herein now.

Unidentified Company Representative: The next speaker is Mr. [Le Coune] from [inaudible].

Unidentified Audience Member: Thank you. I'm going to speak German. My question is, sort of, what would happen if in the run up to your takeover bid, could you not have considered purchasing Endesa sort of the way Enel has done it, with a kind of side attack, so to speak. Do you think that if you had done that, you might have been able or perhaps you underestimated the political reaction from the Spanish government? Would you be willing to admit that? And the last question is theoretical. Is it possible that the deadline, the 29th of March might be deferred, or is it impossible? And the last one, as far as the voting right restrictions are concerned, the European Commission launched an attack on Volkswagen for this kind of thing, but I don't know, does it ever attack Endesa for the same reason? If that is the case, why did it not do this? I know that the deadlines are quite long term, but do you think it might happen?

Dr. Bernotat: Let me answer your first question first. Could we have proceeded differently, would we have proceeded differently? I don't think so because from the very outset, we intended to take over Endesa 100% and this is the only way to do it. As regard to our present method of proceeding, Enel is not going to have a 100% takeover either. They are blocked at 24.99%. And then of course, everybody knows more with hindsight. If you knew in advance of course that would be a very big advantage for your decision-making, but I think it's a rather vain point, because the procedure, as far as its progress up to today, has been conducted very successfully in spite of some difficulties and setbacks. There is one thing I would say, in Spain, we are always hearing that we have to ask permission from the government and we are accused of not having done that. That was not possible for reasons of confidentiality and secrecy. And if there were any connection between the Italian and the Spanish governments, or if there weren't, then Enel would have done the same sort of thing; they would have attacked without forewarning or without asking for permission at any rate. And nobody has rejected Enel's approaches. The deadline on the 29th of March will not be extended. It's not in our interest and we are the only party that might be likely to make an application. We want to get this thing finished; we want to bring it to a conclusion. And your last question with regard to the voting right restrictions, as far as I know, the Commission undertakes action against any situation of this kind throughout Europe. This kind of restrictions should not exist, whether in Germany, in Spain, or Italy or anywhere else. These really are a tool that belong to the past.

Unidentified Company Representative: Mr. [inaudible].

Unidentified Audience Member: Good morning. Two questions from me. Have you entered into any kind of contract with Acciona and if so, have you discussed what might happen if you do not get your majority that Acciona might sell its shareholding? That was my first question. And secondly, I would like to know whether the Spanish banks have let you know how many sale orders they already have for Endesa shares?

Dr. Bernotat: Well, there have been tenders about 1% I'm hearing. It's very low because experience shows that most of the shareholders tend to wait until the end of the bidding procedure and of course, there is the effects of canceling the shareholder's meeting. So, we will have to see what happens as a result of that. Were there any contacts with Acciona? We still don't know whether Acciona will sell to us or not. You know the opening statements that have been made on more than one occasion. If that were the case, would we sell if we were not to gain control. And I still don't know how a 21.3% shareholding would be likely to give anyone control. I don't think that this would be possible, whether in Spain or in Germany. If you are in that situation, the only way you can achieve control is to work with allies; and if we get back to that again, we are back to the subject of acting in concert, and I have to be very, very cautious to make sure that I don't get anywhere near that kind of situation, because if there were any suspicion of acting in concert, then the Stock Exchange Commission would of course take a rather dim view of it. So the whole thing is very difficult. If you want a proper majority, if you want to gain control of a company, you have to trade carefully.

Unidentified Company Representative: The next person on my list is Senor [Romero].

Unidentified Audience Member: Good morning to you. This morning, you said that you want to -- or at least you don't want to hold up the process. You want to get it keep it moving, and you didn't really mind whether there would be a shareholders meeting or not. Is there a tactical reason for E.ON that has led to this shift of direction for you to drop the conditions about the voting rights? And then of course, there is the idea that E.ON wants to stay close to the goal with regard to Spain and that you don't want to lose sight of your target. Does that mean there were things in the meantime that might have changed your mind? Were there any reasons that might have caused you to change your mind?

Dr. Bernotat: There was a change of situation that needed to be assessed and analyzed and then decided on. We made that analysis after the entry of Enel into the picture. We will continue to keep our eyes on the game. And as far as briefings to a conclusion is concerned, and dropping the conditions, it was not due to tactical reasons, it was due to what we said before, we wanted to make sure that the small shareholders can keep their mind fixed on one thing that is whether they want to sell or not. We heard that there was a certain degree of confusion among small shareholders and this whole issue of the 29th of March was a bit confusing and that's all cleared up now. So we shall wait until the 29th of March and then we will see where we stand.

Unidentified Company Representative: The next question is from [inaudible]. I hope I pronounced your name correctly.

Unidentified Audience Member: You did, thank you. Mr. Bernotat, we take it or you take it that Enel is in some way in agreement so -- actually by agreement with the Spanish government. The Secretary of the Enel Board announced his entry exactly one day before the 16th of February, when Conti was having talks in Spain with the Head of Government, Mr. Zapatero and he sold to -- he was selling Enel.

Dr. Bernotat: Well, I have no knowledge of this matter. I cannot comment on it and I don't think it's of any significance or of any real interest to us. Let me correct you on your first point. We did not say that there was any kind of agreement between Enel and the Spanish government, that would be pure speculation. What I said was that if Enel enters the scene, and if the criticism was always that we ought to ask permission in advance from the Spanish government, then we would have to expect that Enel would have been welcomed in the very same way that we were welcomed, in other words, not very welcomed at all. And that's what I said.

Unidentified Company Representative: The next question comes from Mr. [Wenzel].

Unidentified Audience Member: Two questions, about prices to Mr. Bergmann and Mr. Teyssen. You announced a reduction of 8.4% for domestic customers in Germany and can you extend any hope to customers that this reduction will be maintained into the next winter period as the wholesale electricity prices, will they also benefit on the price cuts? Will they benefit the domestic consumer and if so, when?

Dr. Teyssen: Our market -- companies see that we have rather unusual pathways. Some of the companies do things al together, some things do them separately. On average the rate of reduction is about 8.5% and at least 5% or so. If so, you add this up, there will be a total easing of costs of about 12% to 13% for the domestic consumer. Whether or not this will continue into the next winter heating period will depend crucially on the development of oil prices. And we have so few monthly prices for that time that we simply cannot make predictions. We have to look at the market, we have to keep an eye on the market. This is not a one-way street. As I have said, we have to make sure that we take our steps, that we reassess them and I think there will a reassessment next autumn, but it's the oil prices and the gas trading prices that are important and they are not controlled by E.ON, so we depend on the markets the same as everybody else.

Dr. Bergmann: Let me just add that these actions are not conducted in a vacuum. The situation results from the oil price situation and there's a certain automatism involved in this and on 1st April we will be reducing the prices and we will follow the developments as we go along.

Dr. Teyssen: The electricity prices are differentiated according to products, the industrial customers, traders who come to us get today prices depending on what they want to buy. They may want to buy -- for the quarter they may want to buy, the half year or yearly, bulk and the prices will depend on that. Wholesale selling corporations sell according to that. But the prices are much better now than they were three months ago. And the question when it will reach the domestic consumer is always dependant on the price regulators. On the government price regulation, we have reached agreements with all the federal states to make sure that the easing of prices for the domestic customers is even across the country. But I'm not expecting any surprising developments with regard to domestic customers, because these have always been subjects of political control and we are glad that that political control is now coming to an end and that we will be able to do the gas and electricity pricing in Europe as the market dictates and as the market controls and obviously, this includes trading prices being taken into consideration. But to speculate now, as to what our price action is going to be in next autumn, it's like looking into a crystal ball.

Unidentified Audience Member: Regarding E.ON Ruhrgas, now there seems to have been a lot of pressure with regards to the Cartel office and antitrust authorities. Now I want to ask whether the conditions imposed on the company, cancellations of contracts, et cetera, how they have impacted your position. How much has that impacted your net market position as E.ON and as E.ON Ruhrgas. Mr. Teyssen, you announced that you would like to sell more of your production on the forward market. RWE says that 70% can be sold forward as a one year forward contract. What is your opinion on this? What about -- what is your stance on participating in so called slivers of power plants? Now you also presented your stance on renewables and where you stand presently in the generation mix. A week ago, there was a call for exceptions for the paper industry and so on and so forth, some countries wanted to -- met their targets and then an unbinding target of 40% was established. This was in talks one week ago. What is your position on this as a Pan-European power producer? You have a lot of activities in the UK, maybe you will have some in Spain. You also have some elsewhere. Do you think that these principles will apply across borders or will they be limited to the domestic market?

Dr. Bernotat: Well, let me start with the third question and then ask Mr. Bergmann and Mr. Teyssen to respond on the other two questions. I think that from my statement it became apparent that we do have a European mindset and that we should act as a European player. This will apply to the entire expansion and modernization of our power plant portfolio as well as to the issue of renewables. In my opinion, these plants, these facilities, wind farms, solar power plants, bio mass power stations should be built in those areas where they can be set up at the most efficient cost. There are geographical and climatic considerations and differences that need to be taken into account. A solar power plant might not be as feasible in Scandinavia as it might be in Spain and a wind farm may not make as much sense in the German lowlands as it may do on a windy coastal area, perhaps in Scotland or in the south of Europe. Of course, we also have to see the impact that it has on the people on site. I think that the search for a site needs to be conducted on a Pan-European level and not willing to subsidy systems. We shouldn't make ourselves dependent on where the subsidies are most favorable to us. We need to focus really on what is the most suitable site for these types of plants. And this is why I believe it's important to harmonize regulations and the playing field in Europe.

Dr. Bergmann: Well, there are a lot of different definitions for market share. Our consistent definition is one that reflects our position in the long distance gas sector in Germany. There, our market share fell from 49% to 48% in the year under review. This is because the contracts that we had to renew with resellers, largely consisting of municipal utilities, went hand-in-hand with price reductions, and unlike in the past, these are not long-term agreements; instead, they're agreements with a term of one to two years.

Dr. Teyssen: Now, as far as usage of the exchanges, the rationale behind this is almost philosophical and of course this will make the debate rather complex. I don't know how far I should go into this, but the question is, to what extent should one decouple one's generation portfolio from one's sales and distribution portfolio. Regardless of whether you do this, you will always have a liquid trading price as a transfer price, also in internal operations. In the past frequently, we took the secured sales volumes of our regional companies and from production to distribution to sales, we sold these volumes and instead of procuring them once or ten times on the exchange, you can do that of course, and this frees up more flexibility and leeway, because you can make purchase and sales decisions independently of your internal transfer transactions and what we're seeing increasingly amongst European players is a trend towards managing their production portfolio completely separately following different trading logistics from the rest of the business and then perhaps purchasing back power from one's own sales companies. We are expanding in this way, step by step. We are doing this in certain markets. We won't always be able to do this everywhere because structured products don't make sense everywhere and not unlike RWE and it applies to everyone in Europe. We are taking more advantage of liquid markets. Are we going to bid for power plant sizes? Well, the liquid market in Germany offers products with a term of three years maximum. If you look at the Leipzig Exchange, the Paris Exchange, or the Amsterdam exchange, where you can't offer certain products because they are not available there. We would be willing to offer longer term products that are more complex, medium term products, and short term products. Now, whether you term them power plant slices or medium term or long term products, they are definitely products that will be linked to wholesale electricity prices and they also have price formation principles that may differ due to different circumstances. We will only have the formation of prices on the market. E.ON will participate in all of these markets. Municipal utilities, we hold stakes there; power plants, we have shareholdings in them, both in virtual and real brick-and-mortar power plants in [inaudible], we bought shareholders in the power plants. We are coinvestors, so we are not making virtual purchases. These power plants have power generation facilities and make use of them as they feel fit. We are open to a number of options and also willing to negotiate.

Unidentified Company Representative: The next question comes from [Le Economist], Mr. [Estella] please.

Unidentified Audience Member: Thank you, very much. I wanted to know whether you intend to participate in the procedure against Enel that has been launched by the Spanish government and I would also like to know if after the deadline, you would -- you are willing to offer Acciona a higher price for the shares they may willing to sell a higher price that what you have offered so far?

Dr. Bernotat: Well we have one offer price. It stands. It will stand until the 29th of March for this phase and nothing is going to change here. Now, as regards to your first question, the procedure of the Spanish exchange against Enel is something that was conducted on their own responsibility. We are not party to this, and we don't have any intention to become involved.

Unidentified Company Representative: [Neue Zuricher Zeitung] please.

Unidentified Audience Member: I have two questions concerning E.ON's core business in Central Europe. The term of income from overcharging is something I haven't really understood properly. You've built provisions for this. What exactly does this relate to? You have certain availability rates, you have lower power plant levels, the EUR517 million reductions in income over the second half of last year and if so, do we have to expect a higher sum for 2007 or what exactly does this mean? The second question that I have is, and it goes back to the fact that you have sold forward a large part of the power generation for 2007 and you also see that the price trend is sinking. Doesn't this mean that amounts remaining the same, income will be significantly lower in 2007 than in 2006?

Dr. Schenk: Let me first address the issue of income from overcharging. These reductions in income arriving from the network usage fee business retroactively until 2005, we have built a provision for this period to cover this eventuality in the event that the regulator decides, and actually that the regulator's decision becomes legally effective. In that event, we would have a shortfall of EUR517 million. That's a historical figure, however. In 2007, the situation is such that the network usage fees will be reduced going forward and we will just have to live with that situation, but this is not a recurrent item per se.

Dr. Teyssen: I would like to add on that this is an open issue of legal concern. It remains to be seen whether the regulator would be able to pass resolutions that will remain effective from the point in time from which they make the decision into the future or whether the regulator can actually make decisions now that are effective retroactively. From a commercial point of view, we wanted to be on the safe side, we wanted to minimize our risks and therefore we approved a provision to cover this eventuality. That means that if this decision actually does come to pass, even if it becomes retroactive, it will not affect E.ON anymore. A number of our competitors didn't do this because they were euphoric about the possible scenario, and for them, this decision will take an effect. They will see an additional burden from regulation, but we have already taken all possible scenarios into account through our provision and therefore we are on the safe side. Of course, the competitors can do what they wish, but as I said before this is an issue of legal concern and we decided to take action based on our convictions. Second, now if prices fall, you cannot necessarily do a one-to-one extrapolation for the impact that this will have on earnings. We are basically sold out for this year and the situation was the same at the end of last year. So, if you look at the trading prices for the current year, they will only have little impact on us, if at all, and we'll also have to make our buy decisions. Is it sensible to use a certain power plant to produce electricity at a certain point of time or not. This is something we have to do on a daily basis. If you look at production in the second half of the year, it was much more expensive. You can look at other exchanges in Leipzig and elsewhere in Europe, you can look at day products, you can buy monthly products, you can buy quarterly products, we have a highly professional trading organization, one of the most professional in the business and we will also have asset-backed decisions. We will have to make make-or-buy decisions over the course of the year, but we don't see any significant risks that may put us at a disadvantage in any way, shape or manner.

Unidentified Company Representative: Now, I have another six or rather seven, as I have just been informed of, remaining questions and I would like to limit them a little bit, especially with regards to those of you who are asking questions for the second time around, and let us not forget that the press conference is still underway, and now I'm addressing the television teams. Please be a little patient because some of your noise has been projected to the front of the room and it's a little bit difficult to hear. Now, Mr. Bernotat, of course will be happy to field questions. Afterwards -- after the press conference, the gentlemen here on the rostrum will be available even after the press conference, but we have come up to the provisional time limit of two hours, therefore I ask of your understanding but we'll accept the next question [inaudible]

Dr. Bernotat: I'd like to add on that we're happy to provide you with information and our endeavor to limit the questions is not because we want to conceal any information from you.

Unidentified Audience Member: Thank you very much. I would like to know the following. Now, obviously, you believe that there has been some arrangement to pave the road for Enel. Would you like to take steps against the Spanish government or Enel in the Spanish market, or would you like to address the SEC in this issue? The second question that I have is, now, in terms of the management of Endesa, has there been an agreement on protecting these conditions?

Dr. Bernotat: Well, first of all, I'd like to repeat what I said before. Now, I have never said that there was an arrangement or that I believed that there was one. I just said that the government probably wasn't informed. Otherwise, they would've launched some steps against Enel. Secondly, we will not plan any steps against the government or Enel itself. We do not believe that this is prudent at this juncture. And the second question was whether there were any arrangements, prior arrangements with Endesa. There are no such arrangements.

Unidentified Company Representative: Our request scared off a lot of people. We only have two questions left. [inaudible] please.

Unidentified Audience Member: I would like to know once again, now you said that your offer price is effective until the 29th of March. Is it safe to assume that you may be able to acquire further shares afterwards, and if you do that, would you be able to adjust your purchase price?

Dr. Bernotat: Well, once the procedure has ended, then we move over to the market price, and you can buy shares at market prices or not, because the share will remain listed and it will be traded on a daily basis even after the bid. So, it'll be determined by the market price of Endesa's shares.

Unidentified Company Representative: [inaudible] please.

Unidentified Audience Member: Yes, this relates to income from overcharging again. As far as I know, the Federal Network Agency did not file any legal proceedings against the decision with [inaudible]. Are there any conclusions to be drawn from that?

Dr. Teyssen: Well, as far as I know, legal proceedings were launched against this decision and [inaudible] also took legal recourse and based on our assessment, and Stuttgart Higher Regional Court also passed a ruling on this case. So, there are a number of different judgments, which will lead to legal clarity at the Federal Supreme Court. As far as we are concerned, if you look into the file, we have reserved the right to have some freedom of action here, but we will not exercise this right until we have legal clarity. So, this remains an open issue until it has been resolved. Well, surprisingly, I don't have any further motions from the floor. Therefore, I'd like to thank all of you very, very much for coming here today.

Unidentified Company Representative: Mr. Bernotat, would you like to say some closing comments?

Dr. Bernotat: Yes, I will be very brief, given the advanced time. We have a number of television cameras that are awaiting us in the back of the room. Thank you very much for coming. Thank you for your keen interest and your questions, and I hope to see you here next time.

On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts. credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.